Exhibit 99.1

News Release

May 1, 2019

Turquoise Hill to announce first quarter financial results on May 15, 2019

Turquoise Hill Resources will announce its first quarter financial results on Wednesday, May 15, 2019 after markets close in North America.

The Company will host a conference call and webcast to discuss first quarter financial results on Thursday, May 16, 2019 at 9:00 am EDT/6:00 am PDT. The conference call can be accessed through the following dial-in details:

North America: 416 764 8609 | 888 390 0605

International: +1 416 764 8609

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Investors and Media

Ed Jack

+ 1 604 562 7436

ed.jack@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com